UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, DC 20549 FORM 12b-25 NOTIFICATION OF LATE FILING SEC File Number:

(Check One):	☐ Form 10-K ☒ Form 20-F ☐ Form 11-K

☐ Form 10-Q ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: December 31, 2002
☐ Transition Report on Form 10-K and Fom 10-KSB
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q and Form 10-QSB
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: —

PART I — REGISTRANT INFORMATION

ChipMOS TECHNOLOGIES (Bermuda) LTD. _________________________________________________________________________________________

Full Name of Registrant

_____________________________________________________________________________________________

Former Name if Applicable

No. 1, R&D Road 1, Science-Based Industrial Park, Hsinchu, Taiwan, Republic of China

_____________________________________________________________________________________________

Address of Principal Executive Office (Street and Number, City)

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
☒	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

In March 2003, the registrant invited Moore Stephens Hong Kong to conduct the audits of the registrant’s financial statements for the fiscal year ended December 31, 2002. The registrant was advised by Moore Stephens Hong Kong that Moore Stephens Hong Kong was not credentialed to practice before the Securities and Exchange Commission (the “Commission”) and Moore Stephens Hong Kong would apply with the Commission to become credentialed prior to June 30, 2003. On June 20, 2003, Moore Stephens Hong Kong advised the registrant that they have been informed by the Commission that the credentialing process would not be completed by June 30, 2003. As a result, Moore Stephens Hong Kong has advised the registrant that they would not be able to provide the registrant with an audit opinion that would enable the registrant to file its annual report on Form 20-F for the year ended December 31, 2002 (the “Form 20-F”) in accordance with the Commission’s rules and regulations. In addition, the registrant’s previous auditor, TN Soong & Co., conducted audits of the registrant’s financial statements for the years ended December 31, 2000 and 2001. TN Soong & Co. and Deloitte & Touche (Taiwan) established Deloitte & Touche on June 1, 2003. Deloitte & Touche has advised the registrant that the firm would not be able to provide the registrant with a consent to reissue its audit opinion for the financial statements as of December 31, 2001 and for each of the two years then ended for inclusion in the registrant’s Form 20-F until it had received a satisfactory representation letter from a SEC qualified successor auditor and updated its procedures. Moore Stephens Hong Kong has indicated to the registrant that Moore Stephens Hong Kong understands that the credentialing process would be completed before July 15, 2003. The registrant is also seeking to have its financial statements for the year 2002 audited by an audit firm qualified to perform an audit under the Commission’s rules and regulations by July 15, 2003 in the event that Moore Stephens

Hong Kong is unable to complete the credentialing process or to obtain consent to sign the audit report.

As a result of the foregoing, the certification for each of the registrant’s principal executive officer and principal financial officer is not provided in the registrant’s Form 20-F.

PART IV— OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

S. K. Chen (Name)	886-3- (Area Code)	566-8850 (Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

The registrant hereby incorporates by reference the discussion in relation to the results of operations for the year ended December 31, 2002 compared to year ended December 31, 2001 included in “Item 5. Operating and Financial Reviews and Prospects—Results of Operations—Year Ended December 31, 2002 Compared to Year Ended December 31, 2001” of the registrant’s Form 20-F.

ChipMOS TECHNOLOGIES (Bermuda) LTD. (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 30, 2003	By:	/s/ S.J. Cheng
	Name:	Shih-Jye Cheng
	Title:	Deputy Chairman and Chief Executive Officer

June 30, 2003

ChipMOS TECHNOLOGIES (Bermuda) LTD.

No. 1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

Dear Sirs,

We furnish you this letter for ChipMOS TECHNOLOGIES (Bermuda) LTD.’s (the Company) filing of the Form 12b-25 to the Securities and Exchange Commission (SEC) in connection with the Company’s filing of its Annual Report on Form 20-F for the year ended December 31, 2002.

We are not able to furnish the Company a consent for the use of our audit opinion on the consolidated financial statements of the Company as of December 31, 2001 and for each of the two years ended December 31, 2001 for inclusion in the Company’s Annual Report on Form 20-F for the year ended December 31, 2002 that the Company plans to file with the SEC on June 30, 2003. Our procedures require us to obtain a satisfactory representation letter from a SEC qualified successor auditor and updated our procedures in order for us to issue the consent.

/s/    Deloitte & Touche

Deloitte & Touche

T N Soong & Co and Deloitte & Touche (Taiwan) established Deloitte & Touche effective June 1, 2003

Taipei, Taiwan

The Republic of China

2003/GEN/AFGCO02F

                , 2003

The Board of Directors

ChipMOS TECHNOLOGIES (Bermuda) Limited

c/o ChipMOS TECHNOLOGIES Inc.

No.1, R&D Road 1

Science-Based Industrial Park

Hsinchu, Taiwan

Republic of China

Attention: Mr. S.J. Cheng

Dear Sirs,

REQUEST FOR AN EXTENSION OF TIME FOR FILING FINANCIAL STATEMENTS

We understand that you are required to file your Form 20-F on or before 30 June 2003 with the Securities and Exchange Commission (“SEC”), together with audited financial statements made up to 31 December 2002.

We also understand that you have been advised by your legal advisers that lodgement of the Form 20-F should be made by that date, even if the audited financial statements are not available, due to the audit report not having been signed off. You are aware that we were only recently appointed as the group auditors.

We confirm that our audit of the consolidated financial statement of ChipMOS TECHNOLOGIES (Bermuda) Limited for the year ended 31 December 2002 was completed on 30 June 2003. However, as the credentialing process in respect of Moore Stephens Hong Kong is still being completed by the SEC as of today’s date, we have agreed with you that it is not appropriate to complete the audit report.

Accordingly, we should be grateful if ChipMOS TECHNOLOGIES (Bermuda) Limited could apply to the SEC for an extension of time for filing its audited consolidated financial statements for the year ended 31 December 2002. The extension is required in order to allow Moore Stephens to complete its getting credentialed with the SEC so that the audit report can be signed. We would emphasise that our audit is complete as of today.

We understand that the credentialing process should be completed before 15 July 2003 and will keep you updated on this.

Meanwhile, we understand that your legal adviser wishes you to lodge the Form 20-F on or before 30 June 2003, notwithstanding that a two week extension is normally available. We confirm that we have no objection to lodgement on or before 30 June 2003 in such circumstances.

Yours faithfully,

/s/    Moore Stephens

JTF/sc